

April 20, 2011

<u>Via U.S. Mail</u>
Felipe Pati
President
Digital Valleys Corp.
1100 Dexter Ave. North, Suite 100
Seattle, WA 98109

> **Re:** **Digital Valleys Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 11, 2011**
> **File No. 000-53868**

Dear Mr. Pati:

We have reviewed your filing and have the following comments. Please note that we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

<u>Proposed Action No. 1: Approval of an Amendment to Our Articles of Incorporation to Change Our Name to "American Bakken Energy Corp.", page 5</u>

<u>General</u>

1. Please revise your filing to disclose the reasons for your name change. While we note your statement that your existing name does not appropriately reflect your current or proposed business, you should detail why this is the case and, to the extent necessary, why your new name is appropriate.

Felipe Pati
Digital Valleys Corp.
April 20, 2011
Page 2

Proposed Action No. 4: Resolution to Amend and Restate the Bylaws, page 7

General

2.   Your filing states that the "Amended and Restated Bylaws, amend <u>among other provisions</u>, the following …." However, your filing must accurately disclose <u>all</u> material changes in your amended and restated bylaws. Please revise accordingly. Further, consider providing as an annex to the proxy statement a marked version comparing your existing bylaws with your proposed amended and restated bylaws.

3.   We note that in seeking to amend and restate your bylaws you seek approval to, for example, permit the board of directors to unilaterally fill board vacancies and amend the bylaws. It appears that you should present material charter document changes as separate items to be voted upon, with corresponding changes to the form of proxy card, and explain your reasons for approving each separate proposal. Please note that the examples provided in this comment are examples only and are not meant to be exhaustive of the changes that may be more appropriately presented as separate proposals. Please advise or revise your filing accordingly. See Rule 14a-4(a).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477, or, in his absence, the undersigned at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel